3110SCHEDULE 13D


Item 1.  Security and Issuer
Title: S & K Famous Brands, Inc.
Class:  Common Stock
Name and Address of the principal executive offices of the issuer:
S&K Famous Brands, Inc.
11100 West Broad Street
P.O. Box 31800
Richmond, Virginia 23294

Item 2.  Identity and Background
(a) Name: H. Franklin Taylor, III
(b) Residential Address: 11905 Alor Court,
Glen Allen, Virginia 23059-7068
(c) Principal Occupation: Attorney
Employment Address:
Taylor, Taylor & Taylor, Inc.
6924 Lakeside Avenue, Suite 300
Richmond, Virginia 23228
(d) No criminal convictions
(e) No judgments
(f) Citizen of the United States of America

Item 3.  Source and Amount of Funds Under
Consideration.
Personal Funds, Margin Loans,
Trust Funds, Retirement Plan Funds

Item 4.  Purpose of Transaction
Personal Investment, Investment for Clients and
Investment in Employee Pension Plans
(a) - (j) Not Applicable

Item 5.  Interest in Securities of the Issuer
(a) Aggregate Number 234,500 shares common
     Percentage: 9.42%
(b) Number of Shares with Sole Power to Vote
or to Direct the Vote:  133,000
Number of Shares with Shared Power to Vote or
to Direct the Vote: 101,500
Number of Shares with Sole Power to Dispose
or to Direct the Disposition:  133,000
Number of Shares with Shared Power to
Dispose or to Direct the Disposition:  101,500
(c) Transactions in the last 60 days affecting the class of securities reported
07/13/04 Purchase of 123 shares
07/14/04 Purchase of 600 shares
07/19/04 Purchase of 400 shares
07/22/04 Purchase of 177 shares
07/23/04 Purchase of 1,000 shares
08/02/04 Purchase of 611 shares
08/04/04 Purchase of 29 shares
08/10/04 Purchase of 126 shares
08/12/04 Purchase of 100 shares
08/16/04 Purchase of 634 shares
08/17/04 Purchase of 1,000 shares
08/19/04 Purchase of 500 shares
08/24/04 Purchase of 1,000 shares
08/25/04 Purchase of 2,700 shares
08/26/04 Purchase of 639 shares
08/30/04 Purchase of 40 shares
09/07/04 Purchase of 621 shares

(d) Not Applicable
(e) Not Applicable

Item 6.  Contracts, Arrangements,
Understandings or Relationships with Respect to the Securities of the Issuer.
     Not Applicable

Item 7.  Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2004

Signature/: H. Franklin Taylor, III
Name